For immediate release
February 11, 2010

Manulife Financial Corporation declares dividends

TORONTO – Manulife Financial Corporation’s Board of Directors today declared a quarterly shareholders’ dividend of $0.13 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after March 19, 2010 to shareholders of record at the close of business on February 24, 2010.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2010 to shareholders of record at the close of business on February 24, 2010.

•     Class A Shares Series 1 - $0.25625 per share
•     Class A Shares Series 2 - $0.29063 per share
•     Class A Shares Series 3 - $0.28125 per share
•     Class A Shares Series 4 - $0.4125 per share
•     Class 1 Shares Series 1 - $0.35 per share

In respect of the Company’s March 19, 2010 common share dividend payment date, the Board has decided that the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.  The price of common shares purchased with reinvested dividends will be reduced by a three (3) per cent discount from the market price, as determined pursuant to the applicable plan.

About Manulife Financial
Manulife Financial is a Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$440 billion (US$420 billion) as at December 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

Shareholder Relations:
Terri Neville
1-800-795-9767
shareholder_services@manulife.com